Allmarine Consultants Corporation
                       8601 RR 2222, Building 1, Suite 210
                               Austin, Texas 78730

                                 March 30, 2006


Mr.  Edward  M.  Kelly,  Esq.                           VIA FAX AND VIA EDGAR
United States Securities and Exchange Commission
100  F,  N.E.
Washington,  D.C.  20549

Re:     Allmarine  Consultants  Corporation
        Registration  Statement  on  Form  SB-2
        File  No.  333-130492

Dear  Mr.  Kelly:

     Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 10:00 a.m. eastern time, Monday, April 3, 2006, or as soon thereafter as practicable.

     Additionally,   Allmarine    Consultants    Corporation    (the  "Company")
acknowledges that:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o     The Company may not assert this action as defense in  any  proceeding
           initiated   by  the  Commission  or  any  person  under  the  federal
           securities laws of the United States.

     Please direct any comments or questions to our counsel, David M. Loev, Attorney at Law, at (713) 524-4110.


                                       Sincerely,

                                       Allmarine  Consultants  Corporation

                                       /s/  Michael  Chavez
                                       --------------------
                                       Michael  Chavez
                                       Chief  Executive  Officer